CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016 AND 2015

(Presented in thousands of US dollars, unless otherwise stated)

(Unaudited)

Fortuna Silver Mines Inc.
Condensed Interim Consolidated Income Statements
(Unaudited - Presented in thousands of US dollars, except per share amounts)

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015

Sales (note 21)	$44,485	$38,871	$87,177	$78,675
Cost of sales (note 18)	28,568	28,469	55,706	55,692
Mine operating earnings	15,917	10,402	31,471	22,983

Other expenses
Selling, general and administrative (note 19)	12,341	5,471	22,073	10,960
Exploration and evaluation	76	108	176	153
Foreign exchange	(78)	31	(461)	(883)
Other expenses	(4)	17	(4)	17
	12,335	5,627	21,784	10,247

Operating income	3,582	4,775	9,687	12,736

Finance items
Interest income	(68)	(113)	(146)	(210)
Interest expense	395	441	844	537
Accretion of provisions	212	157	357	(51)
Gain on financial assets carried at fair value	(143)	-	(143)	-
	396	485	912	276

Income before income taxes	3,186	4,290	8,775	12,460

Income tax expense
Current	3,553	2,648	7,496	6,248
Deferred	1,023	1,406	91	2,122
	4,576	4,054	7,587	8,370

Net income (loss) for the period	$(1,390)	$236	$1,188	$4,090

Earnings per share (note 17(c))
Basic	$(0.01)	$0.00	$0.01	$0.03
Diluted	$(0.01)	$0.00	$0.01	$0.03

Weighted average number of common shares outstanding during the period (000’s)
Basic	130,552	128,979	129,943	128,895
Diluted	130,552	129,813	130,841	129,907

The accompanying notes are an integral part of these financial statements page 1

Fortuna Silver Mines Inc.
Condensed Interim Consolidated Statements of Comprehensive Income
(Unaudited – Presented in thousands of US Dollars)

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015

Net income (loss) for the period	$(1,390)	$236	$1,188	$4,090

Items that may in future be reclassified to profit or loss:
Change in fair value of hedging instruments, net of nil tax	(120)	(342)	(699)	(342)
Change in fair value of marketable securities, net of nil taxes	307	-	307	-
Unrealized loss on translation of net investment, net of nil tax	-	-	-	(2,324)
Translation of foreign operations to presentation currency	-	-	-	1,430
Comprehensive income (loss) for the period	$(1,203)	$(106)	$796	$2,854

The accompanying notes are an integral part of these financial statements page 2

Fortuna Silver Mines Inc.
Condensed Interim Consolidated Statements of Financial Position
(Unaudited – Presented in thousands of US Dollars)

	June 30, 2016	December 31, 2015
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$55.989	$72,218
Short term investments (note 3(a))	33,200	36,031
Marketable securities (note 3(b))	1,614	-
Accounts receivable and other assets (note 4)	22,406	7,068
Income tax receivable	353	780
Prepaid expenses	1,467	1,512
Inventories (note 5)	11,677	10,434
	126,706	128,043

Deposits on long-term assets (note 7)	1,005	8,716
Deferred income tax assets	994	492
Mineral properties (note 8)	131,556	128,720
Plant and equipment (note 9)	127,452	113,683
Total assets	$387,713	$379,654

LIABILITIES
CURRENT LIABILITIES
Trade and other payables (note 10)	$30,312	$28,962
Due to related parties (note 11)	9	8
Closure and rehabilitation provisions (note 15)	727	453
Income taxes payable	2,290	3,605
Current portion of other liabilities (note 13)	2,097	772
Derivative liabilities (note 6)	1,042	351
	36,477	34,151

Bank loan (note 12)	39,568	39,486
Other liabilities (note 13)	4,798	4,620
Closure and rehabilitation provisions (note 15)	11,868	12,052
Deferred income taxes	25,770	25,177
Total liabilities	118,481	115,486

EQUITY
Share capital	209,633	203,953
Reserves	13,173	14,977
Retained earnings	46,426	45,238
Total equity	269,232	264,168

Total liabilities and equity	$387,713	$379,654

Events after the reporting period (note 23)

(signed) Jorge Ganoza Durant"	(signed) Robert R. Gilmore

Jorge Ganoza Durant Director	Robert R. Gilmore Director

The accompanying notes are an integral part of these financial statements page 3

Fortuna Silver Mines Inc.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Presented in thousands of US Dollars)

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
OPERATING ACTIVITIES
Income (loss) for the period	$(1,390)	$236	$1,188	$4,090
Adjustments for:
Depletion, depreciation and amortization	6,973	6,433	13,232	12,843
Accretion	130	157	275	(51)
Income taxes	4,576	4,054	7,587	8,370
Share-based payments	5,492	718	9,515	1,236
Unrealized gain on financial assets carried at fair value	(143)	-	(143)	-
Loss on disposal of properties, plant and equipment	(4)	17	(4)	17
Accrued interest on long term loans	(1)	43	(8)	40
Other	(1)	3	1	5
	15,632	11,661	31,643	26,550
Accounts receivable and other assets	539	(1,659)	(15,485)	(1,751)
Prepaid expenses	(95)	299	46	219
Inventories	(1,635)	463	(923)	1,253
Trade and other payables	(12,795)	(755)	(7,820)	1,884
Due to related parties	(14)	13	1	12
Provisions	(63)	(19)	(145)	(20)
	1,569	10,003	7,317	28,147
Income taxes paid	(2,720)	(4,717)	(8,385)	(14,359)
Interest paid	(305)	(273)	(736)	(273)
Interest received	132	89	147	177
Cash provided by (used for) operating activities	(1,324)	5,102	(1,657)	13,692

INVESTING ACTIVITIES
Purchase of short term investments	(15,700)	(54,842)	(19,510)	(73,811)
Disposition of short term investments	14,100	19,987	22,341	38,252
Purchase of marketable securities	(1,165)	-	(1,165)	-
Acquisition and development costs of PP&E	(6,184)	(10,688)	(20,039)	(16,764)
Deposits to contractors and suppliers, net	-	(1,905)	-	(4,234)
Disposition of mineral properties, plant and equipment	9	12	9	12
Cash used for investing activities	(8,940)	(47,436)	(18,364)	(56,545)

FINANCING ACTIVITIES
Proceeds from issuance of common shares, net of costs	2,160	857	3,970	1,859
Proceeds from drawdown of bank loan, net of costs	-	39,442	(6)	39,442
Repayment of finance lease obligations	(172)	-	(172)	-
Cash provided by financing activities	1,988	40,299	3,792	41,301

Decrease in cash and cash equivalents	(8,276)	(2,035)	(16,229)	(1,552)
Effect of exchange rate changes	-	-	-	(370)
	(8,276)	(2,035)	(16,229)	(1,922)
Cash and cash equivalents, beginning of period	64,265	42,980	72,218	42,867
Cash and cash equivalents, end of period	$55,989	$40,945	$55,989	$40,945

Cash and cash equivalents consists of:
Cash	$53,469	$19,245	$53,469	$19,245
Cash equivalents	2,520	21,700	2,520	21,700
Cash and cash equivalents, end of period	$55,989	$40,945	$55,989	$40,945

The accompanying notes are an integral part of these financial statements page 4

Fortuna Silver Mines Inc.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited – Presented in thousands of US dollars)

	Share Capital			Reserves
	Number of common shares	Amount	Equity reserve	Hedging reserve	Fair value reserve	Foreign currency reserve	Retained earnings	Total equity
Balance at January 1, 2016	129,240,567	$ 203,953	$ 14,169	$ (307)	$ -	$ 1,115	$ 45,238	$ 264,168
Total comprehensive income
Net income for the period	-	-	-	-	-	-	1,188	1,188
Other comprehensive loss	-	-	-	(699)	307	-	-	(392)
Total comprehensive income	-	-	-	(699)	307	-	1,188	796
Transactions with owners of the Company
Exercise of stock options	1,482,754	3,970	-	-	-	-	-	3,970
Transfer upon exercise of stock options	-	1,710	(1,710)	-	-	-	-	-
Share-based payments (note 17b))	-	-	298	-	-	-	-	298
	1,482,754	5,680	(1,412)	-	-	-	-	4,268
Balance at June 30, 2016	130,723,321	$ 209,633	$ 12,757	$ (1,006)	$ 307	$ 1,115	$ 46,426	$ 269,232

Balance at January 1, 2015	128,537,742	$ 201,057	$ 13,799	$ -	$ -	$ 2,009	$ 55,846	$ 272,711
Total comprehensive income
Net income for the period	-	-	-	-	-	-	4,090	4,090
Other comprehensive loss	-	-	-	(342)	-	(894)	-	(1,236)
Total comprehensive income	-	-	-	(342)	-	(894)	4,090	2,854
Transactions with owners of the Company
Cancellation of treasury shares	(38,035)	-	-	-	-	-	-	-
Exercise of stock options	572,860	1,859	-	-	-	-	-	1,859
Transfer upon exercise of stock options	-	749	(749)	-	-	-	-	-
Share-based payments (note 17(b))	-	-	651	-	-	-	-	651
	534,825	2,608	(98)	-	-	-	-	2,510
Balance at June 30, 2015	129,072,567	$ 203,665	$ 13,701	$ (342)	$ -	$ 1,115	$ 59,936	$ 278,075

The accompanying notes are an integral part of these financial statements page 5

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2016

(Unaudited – Presented in thousands of US dollars)

1.

Corporate Information

Fortuna Silver Mines Inc. (the “Company”) is engaged in silver mining and related activities in Latin America, including exploration, extraction, and processing. The Company operates the Caylloma silver, lead, and zinc mine (“Caylloma”) in southern Peru and the San Jose silver and gold mine (“San Jose”) in southern Mexico.

Fortuna Silver Mines Inc. is a publicly traded company incorporated in British Columbia, Canada.  Its common shares are listed on the New York Stock Exchange under the trading symbol FSM, on the Toronto Stock Exchange under the trading symbol FVI, and on the Frankfurt Stock Exchange under the trading symbol F4S.F.

The Company’s registered office is located at 650 – 200 Burrard Street, Vancouver, Canada, V6C 3L6.

2.

Significant Accounting Policies

(a)

Statement of Compliance

These unaudited condensed interim consolidated financial statements (“interim financial statements”) are in compliance with International Accounting Standard 34 «Interim Financial Reporting» (“IAS 34”).  They do not include all of the information required for full annual financial statements.  These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2015, which includes information necessary for understanding the Company’s business and financial presentation.  The same accounting policies and methods of computation are followed in these interim financial statements as compared with the most recent annual financial statements.

On August 8, 2016, the Company's Audit Committee approved these financial statements for issuance.

(b)

Basis of Consolidation

These financial statements include the accounts of the Company and its subsidiaries. All significant inter-company transactions, balances, revenues, and expenses have been eliminated upon consolidation.

Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition or control and up to the effective date of disposition or loss of control.

Fortuna Silver Mines Inc. is the ultimate parent entity of the group.  At June 30, 2016, the principal subsidiaries of the Company, their geographic locations, and the ownership interests held by the Company, were as follows:

Name	Location	Ownership	Principal Activity
Minera Bateas S.A.C.	Peru	100%	Caylloma Mine
Fortuna Silver Mines Peru S.A.C.	Peru	100%	Services company
Compania Minera Cuzcatlan S.A. de C.V.	Mexico	100%	San Jose Mine
Fortuna Silver Mexico, S.A. de C.V.	Mexico	100%	Exploration company
Fortuna Silver (Barbados) Inc.	Barbados	100%	Holding company
Continuum Resources Ltd.	Canada	100%	Holding company

page 6

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2016

(Unaudited – Presented in thousands of US dollars)

In these interim financial statements, Minera Bateas S.A.C. is referred to as "Bateas", and Compania Minera Cuzcatlan S.A. de C.V. is referred to as "Cuzcatlan".

(c)

Significant Accounting Judgements and Estimates

The preparation of these interim financial statements requires management to make judgements and estimates that affect the reported amounts of assets and liabilities at the balance sheet date and reported amounts of expenses during the reporting period. Such judgements and estimates are, by their nature, uncertain. Actual outcomes could differ from these estimates.

The impacts of such judgements and estimates are pervasive throughout the interim financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and are accounted for prospectively.

In preparing these interim consolidated financial statements for the three and six months ended June 30, 2016, the Company applied the critical judgements and estimates disclosed in note 2(u) of its audited consolidated financial statements for the year ended December 31, 2015.

(d)

Significant Change including Initial Adoption of Accounting Standards

The Company has adopted the following accounting standards along with any consequential amendments, effective January 1, 2016:

•

IAS 1 «Presentation of Financial Statements» (Amendment)

•

IFRS 11 «Joint Arrangements» (Amendment)

•

IAS 16 «Property, Plant and Equipment»

•

IAS 38 «Intangible Assets» (Amendment).

(e)

Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted for the three and six months ended June 30, 2016 and 2015.  To provide more relevant or detailed information to users of the financial statements,

•

foreign exchange is now presented separately from selling, general, and administrative expenses,

•

mineral properties and plant and equipment are now presented separately, and

•

accretion of provisions is now presented separately from interest expense.

There has been no effect on net income or earnings per share for any of the periods presented as a result of this change.

page 7

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2016

(Unaudited – Presented in thousands of US dollars)

3.

Short Term Investments and Marketable Securities

(a)

Short term investments

	June 30 2016	December 31 2015
Term deposits and similar instruments	$ 33,200	$ 36,031

The fair value of the short term investments approximates the carrying amount.

(b)

Marketable securities

	June 30 2016	December 31 2015
Common shares of Medgold (note 11(c))	$ 1,239	$ -
Warrants of Medgold (note 11(c))	375	-
	$ 1,614	$ -

4.

Accounts Receivable and Other Assets

	June 30 2016	December 31 2015
Trade receivables from concentrate sales	$ 20,539	$ 5,172
Advances and other receivables	1,250	1,350
Value added taxes recoverable	617	546
Accounts receivable and other assets	$ 22,406	$ 7,068

The fair value of “other receivables” approximates their carrying amount.

page 8

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2016

(Unaudited – Presented in thousands of US dollars)

5.

Inventories

	Jun 30 2016	Dec 31 2015
Concentrate stock piles	$ 975	$ 1,457
Ore stock piles	3,092	1,912
Materials and supplies	7,610	7,065
Inventories	$ 11,677	$ 10,434

	Three months ended		Six months ended
	June 30		June 30
	2016	2015	2016	2015
Expensed to cost of sales during the period	$ 18,247	$ 19,292	$ 35,492	$ 37,773

6.

Derivative Assets and Derivative Liabilities

Effective April 1, 2015, the Company entered into an interest rate swap ("swap") of $40,000, which expires on March 25, 2019 and matches the maturity of the bank loan (note 12).  The swap was entered into to hedge the variable interest rate risk on the bank loan.  The swap is designated as a cash flow hedge for forecasted variable interest rate payments.  The interest rate swap is carried on the statement of financial position at fair value, with periodic changes in the fair value being recorded in other comprehensive income, to the extent that it is determined to be an effective hedge. The ineffective portion is recorded to income. Interest expense on the bank loan is recorded to income.

The fixed rate on the swap is 1.52% and the floating amount is based on the one month LIBOR rate.  The swap is settled on a monthly basis, with settlement being the net difference between the fixed and floating interest.

	Derivative assets		Derivative liabilities
	Jun 30 2016	Dec 31 2015	Jun 30 2016	Dec 31 2015

Interest rate swap	$ -	$ -	$ 1,042	$ 351

page 9

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2016

(Unaudited – Presented in thousands of US dollars)

7.

Deposits on Long Term Assets

	June 30 2016	December 31 2015
Deposits on equipment	$ 387	$ 8,183
Deposits paid to contactors	590	505
Long term receivables	28	28
Deposits on long term assets	$ 1,005	$ 8,716

8.

Mineral Properties

	Depletable		Not depleted
Six months ended June 30, 2016	Caylloma	San Jose	Other	Total
COST
Balance, January 1, 2016	$ 92,973	$ 136,666	$ 1,533	$ 231,172
Additions	2,512	7,509	314	10,335
Reclassifications	-	527	-	527
Balance, June 30, 2016	$ 95,485	$ 144,702	$ 1,847	$ 242,034

ACCUMULATED IMPAIRMENT
Balance, Jan 1, 2016 and Jun 30, 2016	$ 31,900	$ -	$ -	$ 31,900

ACCUMULATED DEPLETION
Balance, January 1, 2016	$ 37,552	$ 33,000	$ -	$ 70,552
Depletion	1,975	6,051	-	8,026
Balance, June 30, 2016	$ 39,527	$ 39,051	$ -	$ 78,578

BOOK VALUE, June 30, 2016	$ 24,058	$ 105,651	$ 1,847	$ 131,556

page 10

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2016

(Unaudited – Presented in thousands of US dollars)

	Depletable		Not depleted
Year ended December 31, 2015	Caylloma	San Jose	Other	Total
COST
Cost, January 1, 2015	$ 87,953	$ 125,007	$ 1,348	$ 214,308
Additions	5,347	11,781	185	17,313
Currency translation	(327)	(122)	-	(449)
Balance, December 31, 2015	$ 92,973	$ 136,666	$ 1,533	$ 231,172

ACCUMULATED IMPAIRMENT
Balance, January 1, 2015	$ 16,868	$ -	$ -	$ 16,868
Impairment	15,032	-	-	15,032
Balance, December 31, 2015	$ 31,900	$ -	$ -	$ 31,900

ACCUMULATED DEPLETION
Balance, January 1, 2015	$ 32,913	$ 23,988	$ -	$ 56,901
Currency translation	(252)	(31)	-	(283)
Depletion	4,891	9,043	-	13,934
Balance, December 31, 2015	$ 37,552	$ 33,000	$ -	$ 70,552

BOOK VALUE, December 31, 2015	$ 23,521	$ 103,666	$ 1,533	$ 128,720

(a)

Tlacolula Property

Pursuant to an agreement dated September 14, 2009, as amended December 18, 2012 and November 10, 2014, the Company, through its wholly owned subsidiary, Cuzcatlan, holds an option (the “Option”) to acquire a 60% interest (the “Interest”) in the Tlacolula silver project (“property”) located in the State of Oaxaca, Mexico, from Radius Gold Inc.’s wholly owned subsidiary, Radius (Cayman) Inc. (“Radius”) (a company with certain directors in common with the Company).

The Company can earn the Interest by spending $2,000 on exploration of the property (which includes a commitment to drill 1,500 meters within 12 months after Cuzcatlan has received a permit to drill the property), making staged payments totaling $300 in cash, and providing $250 in common shares of the Company to Radius according to an agreed schedule.

•

$20 in cash and $20 cash equivalent in shares upon stock exchange approval (completed),

•

$30 in cash and $30 cash equivalent in shares by January 15, 2011 (completed),

•

$50 in cash and $50 cash equivalent in shares by January 15, 2012 (completed),

•

$50 in cash and $50 cash equivalent in shares by January 15, 2013 (completed),

•

$50 in cash by January 19, 2015 (completed), and,

•

$100 in cash and $100 cash equivalent in shares within 90 days after Cuzcatlan has completed the first 1,500 meters of drilling on the property.

page 11

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2016

(Unaudited – Presented in thousands of US dollars)

Upon completion of the cash payments and share issuances and incurring the exploration expenditures as set forth above, the Company will be deemed to have exercised the Option and to have acquired a 60% interest in the property, whereupon a joint venture will be formed to further develop the property on the basis of the Company owning 60% and Radius 40%.  Radius has the right to terminate the agreement if the Option is not exercised by January 31, 2017.

As at June 30, 2016, the Company had issued an aggregate of 34,589 (December 31, 2015 – 34,589) common shares of the Company to Radius, with a fair market value of $150 (December 31, 2015 – $150), and paid $200 (to December 31, 2015– $200) in cash according to the terms of the option agreement.

(b)

Tabaconas Property

On June 10, 2016, the Company entered into a Usufruct and Option Agreement pursuant to which it acquired an option to acquire 100% the issued and outstanding common shares of two private Peruvian companies which hold the mining rights to the 2983 hectare Tabaconas Property in northern Peru, by making cash payments totaling $3,000 to the vendors as follows:

•

An amount of $50 was paid, and charged to mineral properties, upon signing of the agreement.  The Company has a Grace Period of up to two years, during which no payments other than $5 per month are required.

•

$50 to be paid at the end of the Grace Period,

•

$50 to be paid 6 months after the end of the Grace Period,

•

$50 to be paid 12 months after the end of the Grace Period,

•

$100 to be paid 18 months after the end of the Grace Period,

•

$250 to be paid 24 months after the end of the Grace Period,

•

$500 to be paid 30 months after the end of the Grace Period,

•

$500 to be paid 36 months after the end of the Grace Period,

•

$750 to be paid 42 months after the end of the Grace Period, and

•

$700 to be paid 48 months after the end of the Grace Period.  Amounts paid during the Grace Period will be credited against this final payment.

The vendors retain a 1% net smelter return royalty on mineral products from these mining rights.

page 12

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2016

(Unaudited – Presented in thousands of US dollars)

9.

Plant and Equipment

Six months ended June 30, 2016	Machinery and equipment	Land, buildings and leasehold improvements	Furniture and other equipment	Transport units	Equipment under finance lease	Capital work in progress	Total
COST
Balance, January 1, 2016	$ 28,462	$ 94,872	$ 15,476	$ 711	$ 5,215	$ 38,792	$ 183,528
Additions	1,054	44	99	181	2,013	16,345	19,736
Disposals	(8)	-	(1)	(64)	(74)	-	(147)
Reclassifications	8,928	18,709	22	28	657	(28,871)	(527)
Balance, June 30, 2016	$ 38,436	$ 113,625	$ 15,596	$ 856	$ 7,811	$ 26,266	$ 202,590

ACCUM. IMPAIRMENT
Balance, January 1, 2016	$ 3,784	$ 16,154	$ 2,405	$ -	$ 483	$ -	$ 22,826
Disposals	(2)	-	(1)	-	(8)	-	(11)
Balance, June 30, 2016	$ 3,782	$ 16,154	$ 2,404	$ -	$ 475	$ -	$ 22,815

ACCUM. DEPRECIATION
Balance, January 1, 2016	$ 14,816	$ 24,466	$ 4,387	$ 505	$ 2,845	$ -	$ 47,019
Disposals	(7)	-	-	(60)	(66)	-	(133)
Reclassifications	13	2	(14)	-	-	-	1
Depreciation	1,464	2,638	1,164	68	102	-	5,436
Balance, June 30, 2016	$ 16,286	$ 27,106	$ 5,537	$ 513	$ 2,881	$ -	$ 52,323

BOOK VALUE, June 30, 2016	$ 18,368	$ 70,365	$ 7,655	$ 343	$ 4,455	$ 26,266	$ 127,452

page 13

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2016

(Unaudited – Presented in thousands of US dollars)

Year ended December 31, 2015	Machinery and equipment	Buildings and leasehold improvements	Furniture and other equipment	Transport units	Equipment under finance lease	Capital work in progress	Total
COST
Cost, January 1, 2015	$ 27,976	$ 94,122	$ 13,537	$ 628	$ 4,308	$ 3,251	$ 143,822
Additions	1,011	128	1,924	179	1,577	36,343	41,162
Disposals	(525)	(14)	(134)	(96)	(670)	-	(1,439)
Reclassifications	-	647	155	-	-	(802)	-
Currency translation	-	(11)	(6)	-	-	-	(17)
Cost, December 31, 2015	$ 28,462	$ 94,872	$ 15,476	$ 711	$ 5,215	$ 38,792	$ 183,528

ACCUM. IMPAIRMENT
Balance, January 1, 2015	$ 2,208	$ 8,175	$ 2,317	$ 1	$ 318	$ -	$ 13,019
Disposals	(54)	(4)	(78)	(1)	(24)	-	(161)
Impairment	1,630	7,983	166	-	189	-	9,968
Balance, December 31, 2015	$ 3,784	$ 16,154	$ 2,405	$ -	$ 483	$ -	$ 22,826

ACCUM. DEPRECIATION
Balance, January 1, 2015	$ 12,422	$ 18,269	$ 3,211	$ 476	$ 3,115	$ -	$ 37,493
Disposals	(433)	(4)	(52)	(93)	(637)	-	(1,219)
Currency translation	-	(4)	(5)	-	-	-	(9)
Depreciation	2,827	6,205	1,233	122	367	-	10,754
Balance, December 31, 2015	$ 14,816	$ 24,466	$ 4,387	$ 505	$ 2,845	$ -	$ 47,019

BOOK VALUE, December 31, 2015	$ 9,862	$ 54,252	$ 8,684	$ 206	$ 1,887	$ 38,792	$ 113,683

page 14

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2016

(Unaudited – Presented in thousands of US dollars)

10.

Trade and Other Payables

	June 30 2016	December 31 2015
Trade accounts payable	$ 10,869	$ 18,177
Refundable deposits to contractors	1,584	1,370
Payroll payable	5,327	6,607
Mining royalty	260	471
Value added taxes payable	64	-
Other payables	713	758
	18,817	27,383

Deferred share units payable	7,203	-
Restricted share units payable	2,744	1,117
Performance share units payable	1,548	462
	11,495	1,579

	$ 30,312	$ 28,962

The fair value of “other payables” approximates their carrying amount.

Refer to note 16 for details on the share units plans.

11.

Related Party Transactions

The Company's related parties include:

Related party	Nature of the relationship
Key management personnel	Officers and directors of the Company.
Gold Group Management Inc. ("GGMI")

A private company owned by a director of the Company.  The Company shares office space with GGMI, and reimburses GGMI for shared office and administrative costs and other related expenses.  All charges from GGMI to the Company are at cost, plus a monthly administration fee to cover incidentals. Charges for salaries and benefits are based on estimates of the percentage of time worked by GGMI employees on the activities of the Company.

Mill Street Services Ltd. ("Mill Street")	A private company owned by a director of the Company, through which consulting fees of the director are paid.

page 15

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2016

(Unaudited – Presented in thousands of US dollars)

Radius Gold Inc. ("Radius")

A Canadian public company which has certain directors in common with the Company.  Radius shares office space with the Company, and reimburses the Company at cost for general overhead costs as they arise.

Medgold Resources Corp. ("Medgold")	A Canadian public company which has a director in common with the Company.

During the three and six months ended June 30, the Company entered into the following related party transactions:

(a)

Purchase of Goods and Services

	Three months ended		Six months ended
	June 30		June 30
	2016	2015	2016	2015
Salaries and wages	$ 41	$ 31	$ 91	$ 63
General and administrative expenses	(4)	26	75	77
Mineral property option payments	-	50	-	50
	$ 37	$ 107	$ 166	$ 190

(b)

Key Management Personnel

	Three months ended		Six months ended
	June 30		June 30
	2016	2015	2016	2015
Salaries and short term employee benefits	$ 1,454	$ 985	$ 2,322	$ 2,228
Directors fees	102	88	193	186
Consulting fees	35	37	68	73
Share-based payments	7,733	1,128	13,178	1,857
	$ 9,324	$ 2,238	$ 15,761	$ 4,344

Share-based payments consist primarily of DSU's, RSU's and PSU's (note 16).

(c)

Private Placement

On June 17, 2016, the Company acquired 10 million units of Medgold Resources Corp. (the "Medgold Units") for $1,165.  Each unit consists of one common share of Medgold and one warrant entitling Fortuna to purchase one additional common share of Medgold at C$0.15 until June 17, 2017.

page 16

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2016

(Unaudited – Presented in thousands of US dollars)

Upon acquisition, the Medgold common shares and the Medgold warrants were accounted for as separate financial assets, and are presented on the statement of financial position within short term investments (note ). Fair value changes on the Medgold common shares are charged to other comprehensive income, and fair value changes on the Medgold warrants are charged to profit and loss.

(d)

Outstanding Balances at the Reporting Date

Balances payable to:	June 30 2016	December 31 2015
Gold Group Management Inc.	$9	$8
	$9	$8

12.

Bank Loan

The $40 million term credit facility is repayable on maturity on April 1, 2019. Interest on the term credit facility is calculated from the one, two, three, or six month LIBOR plus a graduated margin based on the Company’s leverage ratio, and is payable monthly in arrears.

	June 30 2016	December 31 2015
Term credit facility, drawn	$ 40,000	$ 40,000
Unamortized transaction costs	(432)	(514)
	39,568	39,486
less: current portion	-	-
	$ 39,568	$ 39,486

13.

Other Liabilities

	June 30, 2016			December 31, 2015
	Total	Current	Long term	Total	Current	Long term
Obligations under finance lease	$ 4,074	$ 2,097	$ 1,977	$ 1,884	$ 772	$ 1,112
Long term liabilities	44	-	44	44	-	44
Deferred share units	-	-	-	2,279	-	2,279
Restricted share units	1,056	-	1,056	453	-	453
Performance share units	1,721	-	1,721	732	-	732
	$ 6,895	$ 2,097	$ 4,798	$ 5,392	$ 772	$ 4,620

page 17

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2016

(Unaudited – Presented in thousands of US dollars)

14.

Obligations under Finance Lease

	Minimum lease payments		Present value of minimum lease payments
	Jun 30	Dec 31	Jun 30	Dec 31
	2016	2015	2016	2015
Not later than one year	$ 2,189	$ 809	$ 2,097	$ 772
Later than 1 year and not later than 5 years	2,006	1,132	1,977	1,112
Later than five years	-	-	-	-
	4,195	1,941	4,074	1,884
Less: future finance charges	(121)	(57)	-	-
Present value of minimum lease payments	$ 4,074	$ 1,884	$ 4,074	$ 1,884

Presented as:
Current portion			$ 2,097	$ 772
Long term portion			1,977	1,112
			$ 4,074	$ 1,884

15.

Closure and Rehabilitation Provisions

	June 30, 2016			December 31, 2015
	Total	Current	Long term	Total	Current	Long term
Caylloma Mine	$ 8,032	$ 626	$ 7,406	$ 7,508	$ 335	$ 7,173
San Jose Mine	4,563	101	4,462	4,997	118	4,879
	$ 12,595	$ 727	$ 11,868	$ 12,505	$ 453	$ 12,052

There have been no significant changes in requirements, laws, regulations, operating assumptions, estimated timing and amount of closure and rehabilitation obligations during the six month period ended June 30, 2016.

16.

Share based payments

(a)

Deferred Share Units ("DSU's")

Deferred share units are typically granted to non-executive directors of the Company.  They are payable in cash, upon resignation, retirement, removal, failure to achieve re-election, or upon a change of control of the Company.

page 18

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2016

(Unaudited – Presented in thousands of US dollars)

During the six months ended June 30, 2016, the Company granted 187,500 (year ended December 31, 2015 – 187,890) DSU's with an aggregate market value of C$900, at the dates of grant.

As at June 30, 2016, there were 1,030,318 (December 31, 2015 – 1,016,419) DSU’s outstanding with an estimated fair value of $7,203 (December 31, 2015 – $2,279).

(b)

Restricted Share Units ("RSU's")

Restricted share units are from time to time be granted to officers and employees of the Company.  They are payable in cash and typically vest over three years, in tranches of 20%, 30%, and 50%.  RSU's are payable in cash at each vesting date, or upon a change of control or termination without cause.  The amount payable is calculated based on a five-day trailing average price.

During the six months ended June 30, 2016, the Company granted 769,946 (2015– 385,740) RSU with a market value of CAD$3,696 (2015– CAD$1,848), at the date of grant, to an executive director and officer (317,276), officers (374,998), and employees (77,672), vesting and payable 20% after one year, 30% after two years, and the remaining 50% after three years from the date of grant.

During the six months ended June 30, 2016, the Company paid $1,846 (2015– $739) on 377,654 (2015– 192,519) RSUs to an executive director and officer, officers, and employees.  Also during the six months ended June 30, 2016, the Company cancelled 40,720 RSUs (2015 – nil) and paid $257 (2015 - $nil) on 41,365 (2015 – nil) RSUs to a former officer and employee of the Company.

As at June 30, 2016, there were 1,326,053 (December 31, 2015 – 1,015,846) RSUs outstanding with a fair value of $3,800 (December 31, 2015 – $1,570).

(c)

Performance Share Units ("PSU's")

Performance Share Units ("PSU's") are performance-based awards for the achievement of specified performance metrics by specified deadlines, which vest over a three year period.  PSU's for which the performance metrics have not been achieved are forfeited and cancelled.  The PSU's for which the performance metrics have been achieved vest and are paid in cash based on a five-day trailing average price.

During the six months ended June 30, 2016, the Company granted nil (2015– 1,236,620) PSU with a market value of $nil (2015– CAD$5,923), at the date of grant, to an executive director and officer (nil) and officers (nil), vesting and payable 20% after one year, 30% after two years, and the remaining 50% after three years from the date of grant if certain performance metrics are achieved.  For PSUs that vest under this grant, the payout will be paid up to a maximum of two times the grant price.

During the six months ended June 30, 2016, the Company paid $961 (2015– $nil) on 247,324 (2015– nil) PSUs to an executive director and officer, and officers and cancelled 103,761 (2015-nil) PSUs of a former officer.

As at June 30, 2016, a total of 885,535 (2015– 1,236,620) PSU's were outstanding with a fair value of $3,267 (2015– $1,194).

17.

Share Capital

(a)

Authorized share capital

The Company has an unlimited number of common shares without par value authorized for issue.

page 19

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2016

(Unaudited – Presented in thousands of US dollars)

(b)

Stock Options

The Company’s Stock Option Plan, as amended and approved from time to time, permits the Company to issue up to 12,200,000 stock options.  As at June 30, 2016, a total of 2,840,599 common shares were available for issuance under the plan.

	Number of stock options	Weighted average exercise price
		Canadian dollars
Outstanding, January 1, 2015	2,944,246	$ 3.25
Granted	901,969	$ 4.79
Exercised	(740,860)	$ 3.40
Outstanding, December 31, 2015	3,105,355	$ 3.66
Exercised	(1,482,754)	$ 3.55
Forfeited	(23,501)	$ 4.79
Outstanding, June 30, 2016	1,599,100	$ 3.75

Vested and exercisable, December 31, 2015	1,873,695	$ 3.01
Vested and exercisable, June 30, 2016	1,213,685	$ 3.42

(c)

Earnings per Share

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Income attributable to equity owners	$ (1,390)	$ 236	$ 1,188	$ 4,090

Weighted average number of shares (000’s)	130,552	128,979	129,943	128,895
Earnings per share – basic	$ (0.01)	$ 0.00	$ 0.01	$ 0.03

Basic EPS from continuing operations	$ (0.01)	$ 0.00	$ 0.01	$ 0.03

page 20

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2016

(Unaudited – Presented in thousands of US dollars)

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Income attributable to equity owners	$ (1,390)	$ 236	$ 1,188	$ 4,090

Weighted average number of shares (000’s)	130,552	128,979	129,943	128,895
Incremental shares from share options	-	834	898	1,012
Weighted average diluted number of shares (000’s)	130,552	129,813	130,841	129,907
Diluted earnings per share	$ (0.01)	$ -	$ 0.01	$ 0.03

Diluted EPS from continuing operations	$ (0.01)	$ -	$ 0.01	$ 0.03

For the three and six months ended June 30, 2016, excluded from the calculation of diluted earnings per share were nil and 49,084 (2015– 951,053 and 49,084) anti-dilutive options.

18.

Cost of Sales

	Three months ended June 30, 2016			Six months ended June 30, 2016
	Caylloma	San Jose	Total	Caylloma	San Jose	Total
Direct mining costs	$ 9,235	$ 11,113	$ 20,348	$ 18,380	$ 21,640	$ 40,020
Workers’ participation	176	649	825	349	1,366	1,715
Depletion and depreciation	1,901	5,037	6,938	3,712	9,341	13,053
Royalties	188	269	457	372	546	918
	$ 11,500	$ 17,068	$ 28,568	$ 22,813	$ 32,893	$ 55,706

	Three months ended June 30, 2015			Six months ended June 30, 2015
	Caylloma	San Jose	Total	Caylloma	San Jose	Total
Direct mining costs	$ 10,592	$ 10,654	$ 21,246	$ 20,007	$ 21,351	$ 41,358
Workers’ participation	150	465	615	376	1,022	1,398
Depletion and depreciation	2,334	3,962	6,296	4,409	7,907	12,316
Royalties	196	116	312	381	239	620
	$ 13,272	$ 15,197	$ 28,469	$ 25,173	$ 30,519	$ 55,692

page 21

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2016

(Unaudited – Presented in thousands of US dollars)

19.

Selling, General, and Administrative Costs

Selling, general and administrative costs for the three and six months ended June 30, 2016 and 2015 are comprised of the following:

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
General and administrative	$ 4,127	$ 4,128	$ 7,967	$ 8,652
Workers’ participation	183	148	407	333
	4,310	4,276	8,374	8,985
Share-based payments	8,031	1,195	13,699	1,975
	$ 12,341	$ 5,471	$ 22,073	$ 10,960

20.

Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values as described below:

•

Level 1: Inputs are unadjusted quoted prices in active markets for identical assets or liabilities;

•

Level 2: Inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts, volatility measurements used to value option  contracts and observable credit default swap spreads to adjust for credit risk where appropriate), or inputs that are derived principally from or corroborated by observable market data or other means; and

•

Level 3: Inputs that are not based on observable market data.

During the three and six months ended June 30, 2016, there have been no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy.

page 22

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2016

(Unaudited – Presented in thousands of US dollars)

	Quoted Prices in Active Markets for Identical Assets	Significant and Other Observable Inputs	Significant Unobservable Inputs	Aggregate Fair Value
At June 30, 2016	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 55,989	$ -	$ -	$ 55,989
Short term investments	33,200	-	-	33,200
Marketable securities	1,239	375	-	1,614
Trade receivable from concentrate sales	-	20,539	-	20,539
Derivative liabilities	-	(1,042)	-	(1,042)
	$ 90,428	$ 19,872	$ -	$ 110,300

	Quoted Prices in Active Markets for Identical Assets	Significant and Other Observable Inputs	Significant Unobservable Inputs	Aggregate Fair Value
At December 31, 2015	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 72,218	$ -	$ -	$ 72,218
Short term investments	36,031	-	-	36,031
Trade receivable from concentrate sales	-	5,172	-	5,172
Derivative liabilities	-	(351)	-	(351)
	$ 108,249	$ 4,821	$ -	$ 113,070

21.

Segmented Information

All of the Company’s operations are within the mining sector. The Company’s operating segments are based on periodic operations and financial reports reviewed by the senior management group that are used to make strategic decisions.  During the six months ended June 30, 2016, the Company had three reportable segments, namely Cuzcatlan, Bateas, and Corporate.

The basis of segmentation is unchanged from the latest fiscal year ended December 31, 2015.

page 23

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2016

(Unaudited – Presented in thousands of US dollars)

	Three months ended June 30, 2016
	Corporate	Bateas	Cuzcatlan	Total
Revenue from external customers	$ -	$ 15,821	$ 28,664	$ 44,485
Cost of sales	-	(11,500)	(17,068)	(28,568)
Selling, general, and administration	(10,550)	(678)	(1,113)	(12,341)
Other expenses	(76)	12	70	6
Finance items	(279)	(53)	(64)	(396)
Segment profit (loss) before taxes	(10,905)	3,602	10,489	3,186
Segment profit (loss) after taxes	(10,889)	2,800	6,699	(1,390)
Intersegment revenues	1,051	-	-	1,051

	Three months ended June 30, 2015
	Corporate	Bateas	Cuzcatlan	Total
Revenue from external customers	$ -	$ 14,900	$ 23,971	$ 38,871
Cost of sales	-	(13,272)	(15,197)	(28,469)
Selling, general, and administration	(3,462)	(841)	(1,168)	(5,471)
Other expenses	136	(58)	(234)	(156)
Finance items	(386)	(43)	(56)	(485)
Segment profit (loss) before taxes	(3,712)	686	7,316	4,290
Segment profit (loss) after taxes	(3,667)	(98)	4,001	236
Intersegment revenues	1,001	-	-	1,001

	Six months ended June 30, 2016
	Corporate	Bateas	Cuzcatlan	Total
Revenue from external customers	$ -	$ 30,650	$ 56,527	$ 87,177
Cost of sales	-	(22,813)	(32,893)	(55,706)
Selling, general, and administration	(18,437)	(1,268)	(2,368)	(22,073)
Other expenses	407	15	(133)	289
Finance items	(668)	(118)	(126)	(912)
Segment profit (loss) before taxes	(18,698)	6,466	21,007	8,775
Segment profit (loss) after taxes	(18,680)	5,386	14,482	1,188
Intersegment revenues	2,249	-	-	2,249

	June 30, 2016
	Corporate	Bateas	Cuzcatlan	Total
Total assets	$ 46,137	$ 94,829	$ 246,747	$ 387,713
Total liabilities	56,846	20,512	41,123	118,481

page 24

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2016

(Unaudited – Presented in thousands of US dollars)

	Six months ended June 30, 2015
	Corporate	Bateas	Cuzcatlan	Total
Revenue from external customers	$ -	$ 29,504	$ 49,171	$ 78,675
Cost of sales	-	(25,173)	(30,519)	(55,692)
Selling, general, and administration	(7,209)	(1,453)	(2,298)	(10,960)
Other expenses	613	(136)	236	713
Finance items	(453)	(78)	255	(276)
Segment profit (loss) before taxes	(7,049)	2,664	16,845	12,460
Segment profit (loss) after taxes	(7,018)	355	10,753	4,090
Intersegment revenues	2,069	-	-	2,069

	June 30, 2015
	Corporate	Bateas	Cuzcatlan	Total
Total assets	$ 55,515	$ 112,880	$ 224,093	$ 392,488
Total liabilities	47,976	22,131	44,306	114,413

There is no pronounced seasonality to the Company's activities.

22.

Contingencies and Capital Commitments

(a)

Bank Letter of Guarantee

The Caylloma Mine closure plan was updated in August 2015, with total closure costs of $7,770, consisting of progressive closure activities of $3,604, final closure activities of $3,594, and post-closure activities of $573. Under the rules of closure, for the purpose of determining the annual financial collateral in the form of a letter of guarantee the final closure and post-closure activities constitute one amount of $4,166, the same to be allocated annually constituting the following guarantees by year– 2016, $2,495; 2017, $3,179; 2018, $3,908; 2019, $4,705; and 2020, $5,641, according to the approved life in the study of mine closure.

Scotiabank Peru, a third party, has established a bank letter of guarantee in the amount of $2,495 (2015– $2,495), on behalf of Bateas, in favor of the Peruvian mining regulatory agency in compliance with local regulation and to collateralize Bateas’s mine closure plan. This bank letter of guarantee expires on December 31, 2016.

Scotiabank Peru, a third party, has established a bank letter of guarantee in the amount of $3 (2015– $3), on behalf of Bateas, in favor of the Peruvian Energy and Mining Ministry to collateralize Bateas’s regulatory compliance with an electric transmission line project. This bank letter of guarantee expires on November 30, 2016.

Scotiabank Peru, a third party, has established a bank letter of guarantee in the amount of $55 (2015– $55), for office rental, on behalf of Bateas, in favor of Centro Empresarial Nuevo Mundo S.A.C.  This bank letter of guarantee expires on July 15, 2016.

(b)

Capital Commitments

As at June 30, 2016, the Company had the following capital commitments, expected to be expended within one year:

•

$823 for the dry stack tailing dam,

page 25

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2016

(Unaudited – Presented in thousands of US dollars)

•

$4,271 for the plant expansion at the San Jose property,

•

$145 for production, plant, and equipment purchases at the Caylloma property.

(c)

Other Commitments

The Company has a contract to guarantee the power supply at its Caylloma Mine.  Under the contract, the seller is obligated to deliver a "maximum committed demand" (for the present term this stands at 5,200 kW) and the Company is obligated to purchase subject to exemptions under provisions of "Force Majeure".  The contract period is 15 years and expires in 2022, after which it is automatically renewed for periods of two years. Renewal can be avoided without penalties by notification 10 months in advance of the renewal date.

Tariffs are established annually by the energy market regulator in accordance with applicable regulations in Peru.  The minimum committed demand is $30 per month, and the average monthly charge for 2016 is $300.

(d)

Tax Contingencies

Peru

The Company has been assessed taxes and related interest and penalties by the Peruvian tax authority, SUNAT, for tax years 2010 and 2011 in the amounts of $1,054 and $671, respectively, for a total of $1,725.

•

The Company is appealing these assessments.

•

The Company has provided a guarantee by way of a letter bond in the amount of $800.

Mexico

During 2015, the Company’s foreign trade operations for tax years 2011 to 2014 were reviewed by the Mexican Tax Administration Service (SAT) and faced an administrative customs procedure (PAMA) for specific temporary import documents (pediments). On October 27, 2015, the SAT issued an assessment regarding the Company’s foreign trade operations for tax years 2011 to 2014, and denied certain claims, which resulted in the following assessments totaling $198 (the "tax credit"):

•

$30 in general import tax, $90 in VAT, and $5 custom management tax, and

•

associated fines of $73

On December 11, 2015, the Company established a security bond in the amount of $211 in favor of PAMA to collateralize this tax credit of $198. This security bond has to be updated on December 10, 2016. On January 21, 2016, the Company presented its arguments before the Mexican Federal Court for the nullification and voidance of the tax credit (the “Company claim”). The Company claim is expected to be resolved in the second quarter of 2017.

(e)

Other Contingencies

The Company is subject to various investigations, claims, legal, labor, and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably for the Company. Certain conditions may exist as of the date the financial statements are issued that may page 26

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2016

(Unaudited – Presented in thousands of US dollars)

result in a loss to the Company. In the opinion of management, none of these matters is expected to have a material effect on the results of operations or financial conditions of the Company.

23.

Events after the Reporting Period

(a)

Goldrock Mines Corp. ("Goldrock")

On July 28, 2016, Fortuna Silver Mines Inc. acquired all the issued and outstanding common shares of Goldrock Mines Corp. ("Goldrock"), a public company listed on the TSX Venture Exchange, by issuing 14,569,045 common shares and 1,514,677 warrants, exercisable at C$6.01 per common share and expiring on October 31, 2018.

Goldrock's principal asset is the 100% owned Lindero Project located in Salta Province, Argentina.

(b)

Exercise of Share Purchase Options

Subsequent to June 30, 2016, a total of 35,000 share purchase options, with an exercise price of CAD$2.22, were exercised.

page 27